Filed by Ashford Inc.

 Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

 under the Securities Exchange Act of 1934

Subject Company: Ashford Nevada Holding Corp.

Commission File No. 333-232736

September 9, 2019

JARRAD EVANS JOINS REMINGTON
AS CHIEF INVESTMENT OFFICER

A New Position Created to Drive Growth

DALLAS, TX (September 9, 2019) — Remington today announced that Jarrad Evans has joined the company in the newly-created position of Chief Investment Officer.

Evans will lead the strategic growth, development, and investment initiatives for Remington’s growing portfolio of third-party managed independent, soft-branded, and hard-branded hotels and resorts. He is a hospitality industry veteran, and most recently served as Senior Vice President of Business Development and Strategy for Benchmark, a global hospitality management firm, where he leveraged his deep industry relationships to drive company growth.  Evans earned an MBA from the W.P. Carey School of Business at Arizona State University and a BS from the E.W. Scripps School of Journalism at Ohio University.

“We conducted an extensive nationwide search to find an industry leader who could further advance our company, which is poised to see large growth over the coming years, and are thrilled that Jarrad is joining us,” said Sloan Dean, Chief Operating Officer of Remington.  “Jarrad brings 20 years of experience in leading development teams, and I know that he will bring tremendous value as we strengthen our focus on growth through third-party management.  At Remington, we strive to be the best management company, not the biggest.  Remington combines size with customized individual service to our owners.”

Remington is an enterprising, independent hotel management company successfully run for over 50 years.  Originally founded in 1968, Remington has now grown into a leading hospitality service provider, managing 85 hotels in 26 states across 17 brands, including 12 independent and boutique properties.  With a track record of success, the company has demonstrated a unique understanding of the hotel business in all phases of the lodging cycle. Remington is differentiated from other management companies by being keenly focused on increasing adoption of technology, developing desirable associate career programs, and creating operational efficiencies.

In early June, Ashford Inc. (NYSE American: AINC) announced that it had signed a definitive agreement to acquire the Hotel Management business of Remington.  The transaction, which is expected to close sometime in the fourth quarter of 2019, is subject to approval by Ashford Inc.’s stockholders, the receipt of an acceptable Private Letter Ruling from the Internal Revenue Service, and customary closing conditions.

With the recent announcement of significant consolidation in the hospitality management sector, Remington’s renewed focus on third-party management could not come at a better time. Remington is rooted in five decades of financial outperformance, with a profit premium to the industry and RPI growth for five out of the last six years. Remington also has extensive experience in sales, marketing and revenue management for both branded and independent hotels, and provides strong centralized corporate resources such as procurement, accounting, legal, human resources, information technology, and risk management to all its managed properties.

About Remington

Remington is a dynamic and growing hotel management company providing top quality service and expertise in property management. Founded in 1968, the hospitality group has grown into a strong, industry-leading service provider and today manages 85 hotels in 26 states across 17 brands, including 12 independent and boutique properties.  At Remington, we believe that our people are the ultimate source of our competitive advantage.  We are proud of our reputation for consistently delivering outstanding results to owners and investors, as well as to our brands, guests, and associates.  As a result of our success, Remington is where passionate people thrive. For more information, call (972) 980-2700 or visit www.remingtonhotels.com. #RoomToThrive

About Ashford

Ashford provides global asset management, investment management and related services to the real estate and hospitality sectors.

Additional Information and Where to Find It

In connection with the transaction, Ashford Nevada Holding Corp. (a subsidiary of Ashford Inc., to be renamed Ashford Inc. at the closing of the transaction) has filed a Registration Statement on Form S-4 (Registration No. 333-232736), which includes a preliminary joint proxy statement/prospectus. Additionally, Ashford Inc. files annual, quarterly and current reports, proxy and information statements and other information with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS OF ASHFORD INC. ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT ASHFORD INC. WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASHFORD INC. AND THE TRANSACTION. The proxy/prospectus and other relevant materials in connection with the transaction (when they become available), and any other documents filed by Ashford Inc. with the Securities and Exchange Commission, may be obtained free of charge at the Securities and Exchange Commission’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission at the Ashford Inc.’s website, www.ashfordinc.com, under the “Investors” link, or by requesting them in writing or by telephone from us at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254, Attn: Investor Relations or (972) 490-9600.

Safe Harbor for Forward-Looking Statements

Certain statements and assumptions in this press release contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties. When we use the words “will likely result,” “may,” “can,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Ashford Inc.’s control.

These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation:  general volatility of the capital markets and the market price of our common stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy; the degree and nature of our competition; risks related to Ashford Inc.’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized. These and other risk factors are more fully discussed in Ashford Inc.’s filings with the Securities and Exchange Commission.

The forward-looking statements included in this press release are only made as of the date of this press release. Investors should not place undue reliance on these forward-looking statements. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise.

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